Exhibit 99.20

CONSENT OF P. PELLETIER

The undersigned hereby consents to reference to the undersigned’s name included or incorporated by reference in the Annual Report on Form 40-F being filed by IAMGOLD Corporation with the United States Securities and Exchange Commission in connection with (1) the technical report entitled “Technical Report on the Quimsacocha Gold Project, Azuay Province, Ecuador (February 2009)” (the “Quimsacocha Report”); and (2) the technical report dated February 27, 2009 entitled “National Instrument 43-101 Technical Report: Westwood Project, Québec Canada” (the “Westwood Report”); and (3) the annual information form of the Corporation dated March 31, 2010 which includes reference to my name in connection with information relating to the Quimsacocha and Westwood Reports and the properties described therein.

The undersigned also consents to the incorporation by reference of this consent as an exhibit to the Form F-10 of the Company (File No. 333-160534) dated July 30, 2009.

Date: March 31, 2010

/s/ Pierre Pelletier
Name:	P. Pelletier, Eng.
Title:	Vice President, Metallurgy
Company:	IAMGOLD-Quebec Management Inc.